Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1055)

LATEST UPDATE ON THE PROPOSED SPIN-OFF AND LISTING

OF A NON-WHOLLY OWNED SUBSIBDARY

References are made to the announcements of China Southern Airlines Company Limited (the “Company”) dated 30 November 2022, 28 March 2023, 28 April 2023 and 19 May 2023, and the circular of the Company dated 4 April 2023 (the “Circular”) in relation to the proposed spin-off by the Company of China Southern Air Logistics Company Limited (the “China Southern Air Logistics”). Unless otherwise defined, the terms used herein shall have the same meaning as those defined in the Circular. The Board hereby provides the latest update on the Spin-off and Listing to the Shareholders.

China Southern Air Logistics has recently submitted the application documents for the initial public offering and listing of shares on the main board to the SSE, and received the Notice on the Acceptance of China Southern Air Logistics Company Limited’s Application for the Initial Public Offering and Listing of Shares on the Main Board of Shanghai Stock Exchange (Shang Zheng Shang Shen [2023] No. 813) (《關於受理南方航空物流股份有限公司首次公開發行股票並在沪市主板上市申請的通知》（上證上審 [2023]813號）) from the SSE on 31 December 2023. The SSE has checked, according to relevant regulations, the application report and the relevant application documents that were submitted by China Southern Air Logistics for the initial public offering and listing of shares on the main board of the SSE, and is of the view that the documents for the application are complete and in compliance with the statutory forms, and has decided to accept the application and to review in accordance with the laws.

The Spin-off and Listing is still subject to the review and approval from the SSE and the approval from the CSRC of the registration, and is therefore uncertain.

The Company will comply strictly with the requirements of relevant laws, regulations and normative documents, and perform its information disclosure obligation in a timely manner in accordance with the progress of the listing review of China Southern Air Logistics. The investors are advised to exercise caution as to the investment risks.

By order of the Board China Southern Airlines Company Limited Chen Wei Hua and Liu Wei
Joint Company Secretaries

Guangzhou, the People’s Republic of China

2 January 2024

As at the date of this announcement, the Directors include Ma Xu Lun, Han Wen Sheng and Luo Lai Jun as executive Directors; and Pansy Catilina Chiu King Ho, Gu Hui Zhong, Guo Wei and Cai Hong Ping as independent non-executive Directors.

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